

December 13, 2022

Jennifer Fulk
Chief Financial Officer
Talkspace, Inc.
.
.

> **Re: Talkspace, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 25, 2022**
> **File No. 001-39314**

Dear Jennifer Fulk:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Cover, page 1

1.   Please revise your filing to provide the address of your principal executive offices.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 64

2.   We note your reference to higher revenue reserves. Please clarify for us and in future filings the specific reasons for the higher revenue reserves. In addition, we note your reference to revenue from your health plan clients, prior to the impact of revenue reserves. Please clarify whether your reference to revenue prior to the impact of revenue reserves is a non-GAAP measurement.

Jennifer Fulk
Talkspace, Inc.
December 13, 2022
Page 2

Consolidated Financial Statements
Revenue Recognition, page 80

3. Please tell us whether the consideration promised in your contracts contain a variable amount, as set forth in ASC 606-10-32-5 through 32-10, and describe for us any related accounting. Revise your disclosure in future filings to address these matters, as well. In addition, address how you considered the requirement to record a refund liability as part of your accounting.

Revenue Reserves, page 82

4. Please explain to us how your recognition of revenue reserves complies with ASC 606. In this regard, identify the specific provisions you are relying upon for your accounting and presentation. In addition, we note revenue reserves are recorded as a reduction against revenue when identified. Clarify how you have considered ASC 606-10-45-4 as it relates to recording an expense related to the measurement of receivables.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: John Reilly, General Counsel